1/3 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE REPURCHASE PROGRAM OF ITS SHARES Amsterdam, 8 October 2024 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 23 August 2024, regarding the implementation of a repurchase program for its shares (the “Program”). The Company reports that, during the period between 30 September and 4 October 2024, it has carried out the following transactions under the Program.

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3/3 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program since its beginning up to and including 4 October 2024 the Company has repurchased a total of 2,240,000 shares for a total amount of 84,684,954.64 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide, Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue- chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact , which the company adopted in 2002.